TABLE OF CONTENTS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2001

Commission File No. 1-4329

Standard Products
Individual Retirement and Investment Trust Plan

COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE   **34-4297750**
(State or other jurisdiction of   (I.R.S. employer
incorporation or organization)   identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant's telephone number, including area code)

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Standard Products Individual Retirement and Investment Trust Plan for the fiscal year ended June 30, 2001, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Richard N. Jacobson
_____

RICHARD N. JACOBSON
Assistant General Counsel
Assistant Secretary

Date: December 26, 2001

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

The Standard Products Company

Standard Products Individual Retirement and Investment Trust Plan

June 30, 2001 and 2000
Year Ended June 30, 2001 with Report of Independent Auditors

The Standard Products Company

Standard Products
Individual Retirement and Investment Trust Plan

Financial Statements and Supplemental Schedules

June 30, 2001 and 2000
Year Ended June 30, 2001

Table of Contents

Report of Independent Auditors

Pension Committee
The Standard Products Company

Standard Products
   Individual Retirement and Investment Trust Plan

We have audited the accompanying statements of assets available for benefits of the Standard Products Individual Retirement and Investment Trust Plan as of June 30, 2001 and 2000 and the related statement of changes in assets available for benefits for the year ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 2001 and 2000, and the changes in its assets available for benefits for the year ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of June 30, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

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The Standard Products Company

Standard Products
Individual Retirement and Investment Trust Plan

Statements of Assets Available for Benefits

	June 30	
	2001	**2000**
Assets		
Investments (at fair value):		
Cooper Tire & Rubber Company stock fund	**$ 4,978,416**	$ 1,150,260
Registered investment companies	**56,327,255**	66,492,232
Common collective trust	**4,783,259**	5,930,942
Participant loans	**2,559,389**	3,383,774
Total investments	**68,648,319**	76,957,208
Receivables:		
Employer's contributions	**283,010**	410,912
Participants' contributions	**301,943**	502,158
Total receivables	**584,953**	913,070
Assets available for benefits	**$69,233,272**	$77,870,278

See accompanying notes.

The Standard Products Company

Standard Products
Individual Retirement and Investment Trust Plan

Statement of Changes in Assets Available for Benefits

Year Ended June 30, 2001

Additions:	
Employer's contributions	$ 1,723,030
Participants' contributions	5,039,392
Net appreciation in fair value of investments	726,502
Interest and dividends	3,956,087
Other additions	173
Total Additions	11,445,184
Deductions:	
Benefit payments	10,307,610
Other deductions	184,704
Total Deductions	10,492,314
Net increase before transfer of assets	952,870
Transfer of assets to other plan of acquiring company (Note1)	(9,589,876)
Assets available for benefits at beginning of year	77,870,278
Assets available for benefits at end of year	$69,233,272

See accompanying notes.

Standard Products
Individual Retirement and Investment Trust Plan

Statements of Assets Available for Benefits

Notes to the Financial Statements

June 30, 2001

1. Description of Plan

The following description of the Standard Products Individual Retirement and Investment Trust Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all salaried and non-union hourly employees of The Standard Products Company (the Company) and its wholly-owned subsidiaries Oliver Rubber Company and Westborn Warehouse, Inc., which are all wholly-owned subsidiaries of Cooper Tire and Rubber Company (Cooper). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On June 30, 2000, the Company completed the sale of its Holm Industries, Inc. subsidiary. During the 2001 Plan year, assets totaling $9,589,876 were transferred to the plan of the acquiring company.

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation. The Company contributes 75 percent of the first 2 percent and 25 percent of the next 3 percent (up to 5 percent) of base compensation that the participant contributes to the Plan. Effective July 1, 2000, all employer matching contributions were invested in the Cooper Tire & Rubber Company Common Stock Fund. From October 27, 1999 (date of acquisition of the Company by Cooper) to June 30, 2000, all employer matching contributions were invested in the Vanguard Prime Money Market Fund.

The Company may make a special employer contribution on behalf of each eligible non-union hourly employee, whether or not they are depositing participants. For the Plan year ended June 30, 2001, the special employer contributions were $182,596. All special employer contributions are invested in the Vanguard Prime Money Market Fund.

Upon enrollment, a participant may direct their contributions to any of the Plan's investment fund options.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions, their allocation of the Company's contributions and Plan earnings.

Vesting

The participants are immediately vested in both their contributions and the Company's contributions plus actual earnings thereon.

The Standard Products Company

Standard Products
Individual Retirement and Investment Trust Plan

Statements of Assets Available for Benefits

Notes to the Financial Statements (Continued)

June 30, 2001

1. Description of Plan (continued)

Participant Loans

Participants may borrow the lesser of 100 percent of their participant elected contributions account or 50 percent of the vested value of their entire account. In no event should the maximum loan exceed $50,000. The interest rate is established based on the prime rate. Interest rates as of June 30, 2001 range from 7.75 percent to 9.50 percent. The loan repayment schedule can be no longer than 54 months. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

In the event of retirement, death, termination, permanent disability or other separation from service, participants shall be entitled to receive an amount equal to the value of the vested value of their account. Payment of benefits may be taken in a lump sum cash distribution or in various annuity options.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Recognition

The accompanying statements of assets available for benefits reflect the Plan's investments at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of Cooper Tire & Rubber Company stock fund, registered investment companies, and common collective trust are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan, including any expenses and fees of Vanguard Fiduciary Trust Company, the Trustee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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**Standard Products
Individual Retirement and Investment Trust Plan**

Note to the Financial Statements (Continued)

June 30, 2001

2. Summary of Significant Accounting Policies, (Continued)

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the current year's presentation.

3. Investments

During 2001, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Cooper Tire & Rubber Company stock fund	$1,240,398
Registered Investment Companies	(513,896)
	$ 726,502

Investments that exceed 5% of the Plan assets available for benefits are as follows:

	June 30	
	2001	**2000**
Vanguard Prime Money Market Fund	**$19,808,105**	$25,641,908
Vanguard Windsor II Fund Investor Shares	**16,392,962**	16,085,636
Vanguard 500 Index Fund Investor Shares	**11,648,971**	15,035,602
Vanguard STAR Fund	**8,477,217**	9,729,086
Cooper Tire & Rubber Company Stock Fund	**4,978,416**	1,150,260
Vanguard Retirement Savings Trust	**4,783,259**	5,930,942

4. Non Participant-Directed Investments

The Cooper Tire & Rubber Company Stock Fund and the Vanguard Prime Money Market Fund are non participant-directed investments. Information about the significant components of changes in assets related to the non participant-directed investments is as follows for the year ended June 30, 2001:

Contributions	**$ 2,814,971**
Interest and dividends	**1,355,392**
Net appreciation in fair value of investments	**1,240,398**
Benefit payments	**(5,111,662)**
Other deductions	**(115,033)**
Transfers from (to) other funds	**(2,211,160)**
Net loan activity	**21,447**

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits according to the financial statements to the Form 5500 at June 30:

	2001	2000
Assets available for benefits per the financial statements	$69,233,272	$77,870,278
Amounts allocated to withdrawing participants	(99,968)	(1,249,445)
Assets available for benefits per the Form 5500	$69,133,304	$76,620,833

The following is a reconciliation of benefits paid to participants according to the financial statements to the Form 5500 for the year ended June 30, 2001:

Benefits paid to participants per the financial statements	$10,307,610
Plus: amounts allocated to withdrawing participants at June 30, 2001	99,968
Less: amounts allocated to withdrawing participants at June 30, 2000	(1,249,445)
Benefits paid to participants per the Form 5500	$ 9,158,133

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30, 2001, but have not yet been paid.

8. Subsequent Event

On November 16, 2001, the Plan sponsor merged the Plan with Cooper Tire & Rubber Company Thrift and Profit Sharing Plan (Cooper Plan), the Profit Sharing Plan of Oliver Rubber Group, the Standard Products Company Money Purchase Pension Plan and Trust for Hourly Employees and the Siebe Automotive Employees' Profit Sharing Plan thereby creating a new plan named the Cooper Tire & Rubber Company Spectrum Retirement Plan. The plan merger will be effective January 1, 2002 at which time all plan assets will be combined into one trust under the terms and provisions of the Cooper Plan trust agreement with National City Bank.

The Standard Products Company

Standard Products
Individual Retirement and Investment Trust Plan

Employer ID # 34-0549970
Plan # 011

Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)

June 30, 2001

Identity of Issue or Borrower	Description of Investment	Cost	Current Value
*Cooper Tire & Rubber Company	Cooper Tire & Rubbber Company Stock Fund	$ 4,076,739	$ 4,978,416
*The Vanguard Group Inc.	Vanguard Windsor II Fund Investor Shares	15,070,199	16,392,962
*The Vanguard Group Inc.	Vanguard 500 Index Fund Investor Shares	12,646,638	11,648,971
*The Vanguard Group Inc.	Vanguard Prime Money Market Fund	19,808,106	19,808,105
*The Vanguard Group Inc.	Vanguard STAR Fund	8,445,006	8,477,217
*The Vanguard Group Inc.	Vanguard Retirement Savings Trust	4,783,259	4,783,259
*Plan participants	Participant Loans, interest rates ranging from 7.75% to 9.5%	—	2,559,389
		$64,829,947	$68,648,319

*Party-in-interest.

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The Standard Products Company

Standard Products

Employer ID # 34-0549970
Plan # 011

Schedule H, Line 4(j) — Schedule of Reportable Transactions

Year Ended June 30, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category iii) A series of transactions in excess of 5% of Plan assets:						
The Vanguard Group, Inc.	Prime Money Market Fund					
	Purchases	5,286,261		5,286,261	5,286,261	—
	Sales		11,120,064	11,120,064	11,120,064	—
Cooper Tire & Rubber Company	Cooper Tire & Rubber Company Stock Fund					
	Purchases	5,010,041		5,010,041	5,010,041	—
	Sales		2,420,098	2,194,841	2,420,098	225,257

**   The commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceed from the sale and are not separately identified by the trustee.

There were no reportable transactions under categories i), ii) or iv) during 2001.

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